Exhibit 12

PPG INDUSTRIES, INC. AND CONSOLIDATED SUBSIDIARIES
Computation of Ratio of Earnings to Fixed Charges
(Dollars in millions)

	Nine Months Ended September 30	Year Ended December 31
	2016	2015	2014	2013	2012	2011
Earnings:
Earnings before income taxes and net earnings in equity affiliates	$674	$1,766	$1,239	$1,207	$800	$927
Plus:
Fixed charges exclusive of capitalized interest	163	211	278	282	279	278
Amortization of capitalized interest	4	6	5	5	5	5
Adjustments for equity affiliates	2	77	5	9	12	19
Total	$843	$2,060	$1,527	$1,503	$1,096	$1,229

Fixed Charges:
Interest expense incl amortization of debt discount/premium and debt expense	$95	$124	$186	$195	$209	$209
Rentals - portion representative of interest	68	87	92	87	70	69
Fixed charges exclusive of capitalized interest	163	211	278	282	279	278
Capitalized interest	6	9	16	10	8	9
Total	$169	$220	$294	$292	$287	$287

Ratio of earnings to fixed charges	5.0	9.4	5.2	5.1	3.8	4.3

Note: The financial information of all prior periods has been reclassified to reflect discontinued operations